

May 2, 2017

Mr. Demos Parneros
Chief Executive Officer
Barnes & Noble, Inc.
122 Fifth Avenue
New York, NY 10011

      Re: **Barnes & Noble, Inc.**
                Form 10-K for Fiscal Year Ended April 30, 2016
                Filed June 23, 2016
                File No. 001-12302

Dear Mr. Parneros:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Jennifer Thompson

                Jennifer Thompson
                Accounting Branch Chief
                Office of Consumer Products